Sub-Item 77C:


MUNICIPAL PARTNERS FUND II INC. (MPT)

Special Meeting of Stockholders
held on
December 11, 2002


Report of Voting

Total Outstanding Shares:		6,006,282 Common		900 Preferred

Total Shares Voted:			5,474,656 Common		866 Preferred

% of Outstanding Shares Voted:	94%				96%


								Number		Percent of
								Of Shares Voted	Voted Shares

Proposal 1 - Approval of New Investment Advisory and Administration Agreement:

Common
For:								5,474,656		97.34%
Against:							69,717			1.24%
Abstained:							79,609			1.42%

Preferred
For:								866			96%
Against:							0			0%
Abstained:							34			4%




Dated:	December 11, 2002